News Release TSX-V: PDO 10-07 March 23, 2010

PORTAL RE-PRICES PRIVATE PLACEMENT

Portal Resources Ltd. (TSX-V: PDO) (the “Company”) announces that, further to the news release dated January 26, 2010 announcing the Company’s non-brokered private placement, the Company has agreed to amend the price per unit to $0.21 and the number of units to be offered has been increased from 4,000,000 units to up to 4,762,000 units.

All other terms of the private placement remains the same as announced previously.

The financing is subject to the approval of the TSX Venture Exchange.

Portal Resources Ltd. was founded in 1999 and is based in Vancouver, Canada with a focus on the exploration, development and exploitation of natural resources in North America. Please refer to the Company’s website at www.portalresources.net

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: Dan Gibbons or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net